

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Mr. Redgie Green
Chief Executive Officer
Legacy Technology Holdings, Inc.
7609 Ralston Road
Arvada, CO 80002

      Re: Legacy Technology Holdings, Inc.
             Form 10-K for the fiscal year ended December 31, 2011
             Filed October 10, 2012
             File No. 0-50294

Dear Mr. Green:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Carlos Pacho for

                Larry Spirgel
                Assistant Director